                                                                        BUILDING
                                                                           VALUE
                                                                         THROUGH
                                                                        PROGRESS








                                (L O R U S  LOGO)







                                                     L O R U S THERAPEUTICS INC.
                                                                  SECOND QUARTER
                                          September 1, 2002 to November 30, 2002

LETTER TO SHAREHOLDERS


Dear Shareholders:
We are pleased to review with you the operating highlights for the second quarter of 2003.
     A steering group has been formed with representatives from the U.S. National Cancer Institute to determine the cancer indications and protocols of multiple Phase II clinical trials for our lead antisense drug, GTI-2040. We have been working closely with the NCI since they have agreed to conduct the clinical trials in conjunction with Lorus.
     Lorus received two important patents in the U.S. market. The Company was allowed a patent by the United States Patent and Trademark office (USPTO) to protect its lead anticancer drug, Virulizin(R). This patent protects the Virulizin(R) invention as it relates to immunodulating compositions, pharmaceutical agents containing these compositions, and the use of the compositions and agents for treatment purposes. Lorus was also allowed another patent by USPTO in 2000 to protect the only known production process for Virulizin(R).
     USPTO also granted a patent to NC381, the lead anticancer drug of a subsidiary of Lorus, NuChem Pharmaceuticals Inc.. The patent protects NC381 as an effective therapeutic agent for the treatment of lung, pancreatic, and skin cancers, and as an inhibitor of prostate tumor growth with no apparent toxicity.
     Lorus renewed an emergency drug program to supply Virulizin(R) for the treatment of advanced pancreatic cancer. This program enables patients who are not eligible for ongoing clinical trials to receive a supply of Virulizin(R). Approximately 30 patients in countries such as the United States, Canada, Italy, Japan, Australia and Korea have recently accessed this program. In addition to providing a service to cancer patients, Lorus will augment the Virulizin(R) database with additional safety information gathered through the program, which will be included with future regulatory filings.
     Mayne Pharma exercised its option to secure distribution rights for Virulizin(R) in Argentina for the treatment of malignant melanoma. The distribution agreement for Argentina will include the same terms as the exclusive seven-year distribution agreement signed between Lorus and Mayne Pharma in October 2001 for the Mexico market. Lorus will be responsible for manufacturing Virulizin(R) and will receive royalties from Virulizin(R) sales. Mayne Pharma will share in any additional clinical development and regulatory costs that the two companies agree are appropriate in Argentina.
     Mr. Graham Strachan was appointed to the chair of the board of directors. Mr. Strachan has been closely involved in the emergence and evolution of the biotechnology sector in Canada over the past 25 years and has been a director of Lorus since 2001.
     Subsequent to the quarter end, Mr. J. Kevin Buchi was appointed as a director of the Company. Mr. Buchi is senior vice president and chief financial officer of Cephalon Inc., an international biopharmaceutical company.
     The company acknowledges with grateful appreciation the contributions made over the years to its activities by Mr. Peter Campbell, who did not stand for re-election at the company's annual general meeting, Mr. Barry Reiter and Mr. Robert Bechard who left the Board in September and December 2002 respectively.


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the unaudited consolidated financial statements and notes prepared in accordance with Canadian generally accepted accounting principles (GAAP) in this quarterly report, and should also be read in conjunction with the audited consolidated financial statements and notes, and management's discussion and analysis contained in the Company's annual report for the year ended May 31, 2002. All amounts are expressed in Canadian dollars unless otherwise noted.


OVERVIEW
Lorus has incurred annual operating losses since inception related to the research, manufacturing, and clinical development of its proprietary compounds. The Company has not received any revenue from the sales of products to date. Three products are in the clinical trial stage of development and several potential compounds exist in preclinical studies. An agreement signed with Mayne Pharma for sales and distribution of Virulizin(R) in Mexico will provide the Company with its first product revenue. Royalty revenue from this agreement will partially offset future research and development costs, but losses will continue as Lorus further invests in its drug development programs.


RESULTS OF OPERATIONS

RESEARCH AND DEVELOPMENT
Research and development expenses for the second quarter of fiscal 2003 increased to $3,323,000 compared to $2,093,000 for the same quarter last year. For the six months ended November 30, 2002 research and development expenses increased to $6,370,000 compared to $4,235,000 for the same period last year. Costs increased in fiscal 2003 due primarily to higher clinical trial costs for Virulizin(R) for the ongoing pivotal Phase III trial for the treatment of advanced pancreatic cancer. The antisense clinical program which includes the GTI-2040 Phase II trial in patients with renal cell carcinoma and the GTI-2501 Phase I trial in patients with solid tumors or lymphoma also contributed to the increase in the current periods.


GENERAL AND ADMINISTRATIVE
General and administrative expenses for the second quarter of fiscal 2003 decreased to $796,000 compared to $1,583,000 for the same quarter last year. For the six months ended November 30, 2002 general and administrative expenses decreased to $2,100,000 compared to $2,645,000 for the same period last year. The decrease in both periods was due mainly to lower use of external advisory services. For the six months ended November 30, 2002 this decrease was partially offset by higher employee related costs that occurred in the first quarter.


DEPRECIATION AND AMORTIZATION
Depreciation and amortization for the second quarter of fiscal 2003 decreased to $164,000 from $567,000 for the same quarter last year. For the six months ended November 30, 2002 depreciation and amortization expenses decreased to $259,000 from $1,022,000 during the same period last year. In both periods, the decrease was due mainly to the adoption of the new CICA accounting guideline for goodwill and other intangible assets whereby the Company ceased amortizing goodwill on June 1, 2002.


INTEREST INCOME
Interest income for the second quarter of fiscal 2003 decreased to $314,000 from $560,000 for the same quarter last year. For the six months ended November 30, 2002 interest income decreased to $684,000 from $1,163,000 for the same period last year. The decrease was due primarily to lower cash and short-term investments balances in fiscal 2003 compared to the comparable periods in fiscal 2002.


NET LOSS
Net loss for the second quarter ended November 30, 2002 totaled $3,969,000 ($0.03 per share) compared to a loss of $3,683,000 ($0.03 per share) for the second quarter last year. On a year-to-date basis, the loss was $8,045,000 ($0.06) for the first six months of fiscal 2003 compared to $6,739,000 ($0.05) for the comparable period last year. The increase in net loss relates primarily to greater costs for the Virulizin(R) Phase III clinical trial and the antisense clinical development programs as planned and lower interest income, partially offset by lower administrative costs from cost conservation efforts and lower goodwill amortization due to a recent accounting pronouncement effective June 1, 2002. On a comparable basis, the loss for the three months and six months ended November 30, 2001 would have been $3,321,000 ($0.02 per share) and $6,012,000 ($0.04 per share) respectively after adjustment to remove amortization of goodwill in those periods.


LIQUIDITY AND CAPITAL RESOURCES
Since inception, Lorus has financed its operations and technology acquisitions primarily from equity financing, the exercise of warrants and stock options, and interest income on funds held for future investment. The Company believes that its available cash, cash equivalents and short-term investments, and the interest earned thereon, should be sufficient to finance its operations and capital needs for at least twelve months.


OPERATING CASH REQUIREMENTS
Lorus' cash burn (cash used in operating activities) for the second quarter of fiscal 2003 decreased to $2,700,000 for the quarter ended November 30, 2002 compared to $3,981,000 for the second quarter last year. For the six months ended November 30, 2002 the cash burn decreased to $5,187,000 from $7,025,000 for the comparable period last year. The decrease is due mainly to higher current liabilities at November 30, 2002, partially offset by higher product development costs in the three months and six months ended November 30, 2002.


CASH POSITION
At November 30, 2002 Lorus had cash and cash equivalents and short-term investments totaling $31.7 million compared to $37.8 million at May 31, 2002. Working capital was $27.8 million at November 30, 2002 compared to $35.6 million at May 31, 2002.



/s/ Jim A. Wright

DR. JIM A. WRIGHT
Chief Executive Officer


FORWARD LOOKING STATEMENTS
Except for historical information, this quarterly report contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings. We undertake no obligation to publicly update or revise any forwardlooking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forwardlooking events in this quarterly report might not occur.


For more information:
GRACE TSE
Lorus Therapeutics Inc.
T  416 798 1200 ext. 380
F  416 798 2200
E  ir@lorusthera.com
www.lorusthera.com

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(unaudited)

                                                                                                                            Period
                                                                                                                              from
                                                                             THREE      Three        SIX        Six      inception
                                                                            MONTHS     months     MONTHS     months       Sept. 5,
                                                                             ENDED      ended      ENDED      ended        1986 to
                                                                          NOV. 30,   Nov. 30,   NOV. 30,   Nov. 30,       Nov. 30,
(Amounts in 000's except for per common share data) (Canadian Dollars)        2002       2001       2002       2001           2002
                                                                          --------------------------------------------------------
Expenses
Research and development                                                  $  3,323   $  2,093      6,370   $  4,235        $52,879
General and administrative                                                     796      1,583      2,100      2,645         30,688
Depreciation and amortization                                                  164        567        259      1,022          7,660
Interest income                                                               (314)      (560)      (684)    (1,163)        (8,313)
                                                                          --------------------------------------------------------
LOSS FOR THE PERIOD                                                          3,969      3,683      8,045      6,739         82,914
Deficit, beginning of period                                                78,945     64,438     74,869     61,382              -
                                                                          --------------------------------------------------------
DEFICIT, END OF PERIOD                                                    $ 82,914   $ 68,121   $ 82,914   $ 68,121        $82,914
                                                                          ========================================================
BASIC AND DILUTED LOSS PER COMMON SHARE                                   $   0.03   $   0.03   $   0.06   $   0.05
                                                                          =========================================
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING USED
 IN THE CALCULATION OF BASIC AND DILUTED LOSS PER SHARE                    144,422    143,166    144,419    142,805
                                                                          =========================================

See accompanying notes to unaudited consolidated financial statements


CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

                                                                                                                        Period
                                                                                                                          from
                                                                         THREE      Three        SIX        Six      inception
                                                                        MONTHS     months     MONTHS     months       Sept. 5,
                                                                         ENDED      ended      ENDED      ended        1986 to
                                                                      NOV. 30,   Nov. 30,   NOV. 30,   Nov. 30,       Nov. 30,
(Amounts in 000's)(Canadian Dollars)                                      2002       2001       2002       2001           2002
                                                                      --------------------------------------------------------
Operating Activities
Loss for the period                                                    $(3,969)   $(3,683)   $(8,045)  $ (6,739)      $(82,914)
Add items not requiring a current outlay of cash:
  Depreciation and amortization                                            600      1,004      1,132      1,896         13,722
  Other                                                                      -          -          -          -            500
Net change in non-cash working capital balances related to
 operations                                                                669     (1,302)     1,726     (2,182)         3,056
                                                                      --------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                       (2,700)    (3,981)    (5,187)    (7,025)       (65,636)
                                                                      ========================================================

Investing Activities
Sale (purchase) of short-term investments, net                           4,959     (1,953)     8,437      5,469        (28,220)
Business acquisition, net of cash received                                   -          -          -          -           (539)
Acquired research and development                                            -          -          -          -           (715)
Additions to fixed assets                                                 (601)        (9)      (903)       (90)        (4,635)
Cash proceeds on sale of fixed assets                                        -          -          -          -            348
                                                                      --------------------------------------------------------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                          4,358     (1,962)     7,534      5,379        (33,761)
                                                                      ========================================================

Financing Activities
Issuance of warrants                                                         -          -          -          -         31,877
Issuance of common shares                                                    -        610          4        650         71,036
                                                                      --------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                        -        610          4        650        102,913
                                                                      ========================================================
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE              1,658     (5,333)     2,351       (996)         3,516
 PERIOD
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           1,858      7,120      1,165      2,783              -
                                                                      --------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                               $ 3,516    $ 1,787    $ 3,516    $ 1,787       $  3,516
                                                                      ========================================================

See accompanying notes to unaudited consolidated financial statements

CONSOLIDATED BALANCE SHEETS

                                           NOVEMBER 30,        May 31,
                                                   2002           2002
(Amounts in 000's) (Canadian Dollars)       (unaudited)      (audited)
                                           ---------------------------
Assets
CURRENT ASSETS
Cash and cash equivalents                      $  3,516 $        1,165
Short-term investments                           28,220         36,657
Prepaid expenses and amounts receivable             943          1,195
                                           ---------------------------
TOTAL CURRENT ASSETS                             32,679         39,017
FIXED ASSETS                                      1,312            533
GOODWILL (note 3)                                   606            606
ACQUIRED RESEARCH AND DEVELOPMENT                 6,542          7,416
                                           ---------------------------
                                               $ 41,139       $ 47,572
                                           ===========================

Liabilities and Shareholders' Equity
CURRENT LIABILITIES
Accounts payable                               $  1,482       $    442
Accrued liabilities                               3,424          2,990
                                           ---------------------------
TOTAL CURRENT LIABILITIES                         4,906          3,432
SHAREHOLDERS' EQUITY
Share capital
  Common shares
    Authorized: unlimited number of
    shares; Issued and outstanding (000's):
    November 30, 2002 - 144,422
    May 31, 2002 - 144,412                      119,297        119,168
  Deferred stock-based compensation                (150)          (159)
Deficit accumulated during development
 stage                                          (82,914)       (74,869)
                                           ---------------------------
TOTAL SHAREHOLDERS' EQUITY                       36,233         44,140
                                           ---------------------------
                                               $ 41,139       $ 47,572
                                           ===========================

See accompanying notes to unaudited consolidated financial statements


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)


1.   Basis of Presentation
These unaudited consolidated interim financial statements of Lorus Therapeutics Inc. ("the Company") have been prepared by the Company in accordance with accounting principles generally accepted in Canada and comply in all material respects with accounting principles generally accepted in the United States and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2002 except for the changes in accounting policies as described in note 2. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2002.


2.   Changes in accounting policies

GOODWILL AND OTHER INTANGIBLE ASSETS
Effective June 1, 2002, the Company prospectively adopted the recommendations of the Canadian Accounting Standards Board ("AcSB") Handbook Section 3062, "Goodwill and Other Intangible Assets." Section 3062 requires that goodwill no longer be amortized to earnings, but instead be periodically reviewed for impairment. Section 3062 also requires that intangible assets be assessed to determine if they have a finite life. Intangible assets with a finite life will continue to be amortized systematically over their estimated useful life. Intangible assets with an indefinite life are not to be amortized but are instead tested for impairment annually.

     The Company evaluated its goodwill as of June 1, 2002 in accordance with
Section 3062 and determined that its goodwill was not impaired as of that date. The Company will perform an annual impairment test on goodwill as of a date on or before May 31, 2003.
     The Company assessed the useful lives of its intangible assets and determined that they are of finite life and continued amortizing them over their estimated useful lives.


STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS
Effective June 1, 2002, the Company also adopted the Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which common shares, stock options, or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments.
     Adoption of Section 3870 does not have a material impact on the Company's financial condition or results of operations as the Company's existing accounting policies, as disclosed in the audited annual financial statements for the year ended May 31, 2002, comply with the new standard.


3.   Goodwill
Effective June 1, 2002, the Company ceased amortizing its goodwill due to the change in accounting policy as described in note 2. This change has not been applied retroactively and the amounts presented for prior periods have not been restated for the change. The impact of this change is as follows:

                                      THREE        Three         SIX         Six
                                     MONTHS       months      MONTHS      months
                                      ENDED        ended       ENDED       ended
                                   NOV. 30,     Nov. 30,    NOV. 30,    Nov. 30,
(Amounts in 000's)                     2002         2001        2002        2001
                                   ---------------------------------------------
Loss for the period                  $3,969       $3,683      $8,045      $6,739
Less: Amortization of goodwill            -         (362)          -        (727)
                                   ---------------------------------------------
Loss before amortization of
 goodwill                            $3,969       $3,321      $8,045      $6,012
                                   ---------------------------------------------
Loss per share                       $ 0.03       $ 0.03      $ 0.06      $ 0.05
Loss per share before
 amortization of goodwill            $ 0.03       $ 0.02      $ 0.06      $ 0.04
                                   ---------------------------------------------


4.   Share capital
As of November 30, 2002, there were 5,720,718 options outstanding to acquire common shares of the Company. During the six month period ended November 30, 2002, 10,000 options were exercised to purchase common shares of the Company.


5.   Pro forma disclosure for Employee Stock Based Compensation
The Company accounts for its stock options granted to employees using the intrinsic value method. Section 3870 requires that companies not using the fair value method to measure the value of stock options disclose pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The Company has elected to disclose pro forma net loss and pro forma net loss per share as if the Company had accounted for its options since 1995 under the fair value method.
     A summary of the pro forma impact on the statement of loss is presented in the table below.

                                            THREE            SIX
                                           MONTHS         MONTHS
                                            ENDED          ENDED
                                         NOV. 30,       NOV. 30,
(Amounts in 000's)                           2002           2002
                                         -----------------------
Loss for the period                        $3,969         $8,045
Compensation expense related to
the fair value of stock options               317            992
                                         -----------------------
Pro forma loss for the period              $4,286         $9,037
                                         -----------------------
Pro forma loss per common share            $ 0.03         $ 0.06
                                         -----------------------

The fair value of each option granted has been estimated at the date of grant or the date when they become measurable using the Black-Scholes option pricing model with the following assumptions used for options granted in the three and six months periods ended November 30, 2002: (i) dividend yield of 0%; (ii) expected volatility of 80%; (iii) risk free interest rate of 3.5% and (iv) expected life of 5 years. The Company has assumed no forfeiture rate as adjustments for actual forfeitures are made in the year they occur. The weighted-average grant date fair values of options issued in the three and six months period ended November 30, 2002 were $0.28 and $0.52, respectively.